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February 6, 2015

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Red Lion Limited
Amendment No. 5 to Registration Statement on Form S-4
Filed December 19, 2014
File No. 333-199004

Dear Mr. Schwall:

On behalf of our client Nabors Red Lion Limited (the “Company” or “Red Lion”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated January 5, 2015, with respect to Amendment No. 5 to the Company’s registration statement on Form S-4 (Registration No. 333-199004) (the “Registration Statement”) filed with the Commission on December 19, 2014.

This letter and Amendment No. 6 (“Amendment No. 6”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 6 marked to indicate changes from Amendment No. 5.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 6.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions, page 117

1.                                      We note your response to our prior comment 5, and reissue the comment in part. Please ensure that the opinion of counsel describes the degree of uncertainty involved with each of the matters referenced in our prior comment.

Response:  The Company respectfully notes that the disclosure under the caption “Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions—U.S. Federal Income Tax Consequences of the Merger—Tax Treatment of the Mergers Generally,” subject to the qualifications, limitations and assumptions set forth therein, represents the opinion of counsel, as confirmed in the short-form opinion filed as Exhibit 8.3 to the Registration Statement in accordance with Section III.B of Staff Legal Bulletin No. 19. In response to the Staff’s comment, the Company has modified the disclosure on pages 118 and 119 of Amendment No. 6 to describe the degree of uncertainty involved with respect to counsel’s opinion that it is more likely than not (1) Red Lion qualifies as a corporation under Section 367(a) of the Code with respect to transfers by eligible C&J stockholders, (2) the Merger qualifies as a reorganization with the meaning of Section 368(a) of the Code with respect to eligible C&J stockholders, and (3) the Merger will be tax-free to eligible C&J stockholders. We note that counsel’s opinion has changed from a “should” level opinion to a “more likely than not” level opinion for the reasons explained on pages 118 and 119 of Amendment No. 6, which describe the degree of uncertainty involved with respect to counsel’s opinion, including as a result of the application of Section 367 to the reduction in the amount of cash payable under the Intercompany Notes by subsidiaries of Red Lion to Nabors at the closing of the Merger.

2.                                      We note your response to our prior comment 6, which indicates that the requested opinion is included in Exhibit 8.2 to Amendment No. 3 to the registration statement. However, we also note that the referenced opinion does not specifically address whether the U.S. Distributions will qualify as tax-free. Please obtain and file an opinion of counsel as to this matter.

Response:  The Merger Agreement has been amended to require that the U.S. Distributions Tax Opinion be an opinion of counsel to the effect that the U.S. Distributions should qualify as distributions to which Section 355 of the Code applies, but, in the case of the distribution by Nabors International Finance Inc., subject to the possible application of Section 355(d) of the Code. In the event Section 355(d) does apply to the transaction and Nabors must recognize a gain for tax purposes in connection with the transaction, Nabors expects to utilize tax attributes resulting in nominal cash taxes, if any. The disclosure on pages 5, 9, 50, 74, 80, 122 through 124, 127, 147, 176 and 177 of Amendment No. 6 has been revised to be consistent with the amendment to the Merger Agreement.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of C&J, page 229

3.                                      Please update the information in this beneficial ownership chart. In that regard, we note that the information is provided as of September 24, 2014.

Response:  The disclosure on pages 229 through 231 of Amendment No. 6 has been revised in response to the Staff’s comment.

Annex E

Bye-laws of Nabors Red Lion Limited

4.                                      Please advise as to whether the Form of Amended Bye-laws of Nabors Red Lion Limited included in Annex E is the final form of such bye-laws. In that regard, we note the inclusion of a note to draft on page E-18 suggesting the consideration of changes to the advance notice provisions.

Response:  The Company confirms that the Form of Amended Bye-laws attached as Annex E to the Registration Statement is the final form of such bye-laws, and has removed the note to draft on page E-18.

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Charles J. Conroy

Charles J. Conroy

cc:	Laura W. Doerre, Nabors Corporate Services, Inc.
Theodore R. Moore, C&J Energy Services, Inc.
Jeffery B. Floyd, Vinson & Elkins L.L.P.
Stephen M. Gill, Vinson & Elkins L.L.P.
Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP